Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street
Concord, New Hampshire
USA 03301

ITEM 2:	DATE OF MATERIAL CHANGE

November 16, 2011

ITEM 3:	NEWS RELEASE

A news release was issued on November 16, 2011 by Jaguar Mining Inc. ("Jaguar" or the "Company") in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On November 16, 2011, the Company confirmed that, in light of a publicized unsolicited offer, its Board of Directors had determined to initiate a strategic process to explore alternatives to maximize shareholder value and had retained financial and legal advisors to assist in that regard.  There is no assurance that the process will culminate in a change of control transaction.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

In response to news articles released on November 16, 2011 regarding an unsolicited offer to buy the Company, Jaguar acknowledged that it had received proposals over the past few weeks.

The Company confirmed that, in light of the publicized unsolicited offer, the Board of Directors has determined to initiate a strategic process to explore alternatives to maximize shareholder value. At this time, none of these proposals has progressed beyond the exploratory stage. The Board has retained financial and legal advisors to assist in this regard. There is no assurance that the process will culminate in a change of control transaction.

Jaguar's Board of Directors intends to update the shareholders of the Company at the appropriate time.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar is knowledgeable about the material change and this report:

Daniel R. Titcomb
President and Chief Executive Officer
(603) 224-4800

ITEM 9:	DATE OF REPORT

November 22, 2011

SCHEDULE A

PRESS RELEASE

November 16, 2011	2011-18
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining Responds to News Articles Regarding Unsolicited Offer

Concord, New Hampshire, November 16, 2011 - Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE) in response to news articles today regarding an unsolicited offer to buy the Company, acknowledges that it has received proposals over the past few weeks.

The Company confirmed that, in light of the publicized unsolicited offer, the Board of Directors has determined to initiate a strategic process to explore alternatives to maximize shareholder value.  At this time, none of these proposals has progressed beyond the exploratory stage.  The Board has retained financial and legal advisors to assist in this regard.  There is no assurance that the process will culminate in a change of control transaction.

Jaguar’s Board of Directors intends to update the shareholders of the Company at the appropriate time.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company’s website at www.jaguarmining.com.

Contact Information
Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:
Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

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